February 14, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Lochhead and Brian Cascio

Re: Response to the Securities and Exchange Commission

Staff Comment dated January 26, 2022, regarding

Aytu BioPharma, Inc.

Form 10-K for the Fiscal Year Ended June 30

Filed September 28, 2021

File No. 001-32731

Dear Sirs and Madams:

This letter is in response to your letter dated February 3, 2022 providing comments in Aytu BioPharma, Inc.’s (“Aytu”) Form 10-K for the Fiscal Year Ended June 30, 2021. For your convenience, your comment has been reproduced in its entirety below, followed by Aytu’s responses.

Item 9A. Controls and Procedures, page 106

1.	Reference your response to prior comment 3 that your "internal control over financial reporting is effective with the exception of the material weakness noted above." Item 308(a)(3) of Regulation S-K prohibits management from concluding internal control over financial reporting is effective when one or more material weaknesses exist. Please amend the filing to comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is required.

Aytu’s Response:

In response to the Staff’s comment, rather than amending the Form 10-K filing, we have provided disclosure in our Form 10-Q for the fiscal quarter ended December 31, 2022, filed on February 14, 2022, stating that, “In connection with the preparation of our financial statements for the period ended June 30, 2021, we concluded that we had a material weakness in internal control over financial reporting related to our analysis for the accounting of goodwill and other intangibles and accounting for the impairment of long-lived assets. As a result, our management concluded that, as of June 30, 2021, our internal controls over financial reporting were not effective (whereas we previously indicated in our Form 10-K that it is effective as of that date).”

We believe that while the disclosure in the Form 10-K provided sufficient information about the material weakness such that it was fully disclosed, the Form 10-Q disclosure resolves the open discrepancy identified by the Staff.

* * * * *

Thank you for your review of the filing. If you have any questions or additional comments with respect to this response letter, please contact the undersigned by phone at 303-996-2639, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at 303-352-1109.

Very truly yours,

Aytu BioPharma, Inc.

By:	/s/ Mark K. Oki
Name:	Mark K. Oki
Title:	Chief Financial Officer

cc:Anthony Epps, Dorsey & Whitney LLP